Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Registration Statement of Force10 Networks, Inc. (formerly Turin Networks, Inc.) on Form S-1 of our report dated February 27, 2009 (March 31, 2009 as to the first paragraph of note 1 and as to the “Merger agreement” section of note 16) related to the consolidated financial statements of Force10 Networks, Inc. (referred to in the prospectus and elsewhere in this Registration Statement as “Legacy Force10”) as of October 31, 2007 and 2008 and for each of the three years in the period ended October 31, 2008 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the company’s ability to continue as a going concern) appearing in the prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the headings “Experts” in such prospectus.

/s/ Deloitte & Touche LLP

San Jose, California

March 1, 2010